NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION
4.656% Senior Note due 2008

Washington, D.C.
July 29, 2005

               FOR VALUE RECEIVED, the undersigned, NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION ("CFC"), a District of Columbia cooperative association, hereby promises to pay to FEDERAL AGRICULTURAL MORTGAGE CORPORATION ("Farmer Mac"), or registered assigns, the principal sum of FIVE HUNDRED MILLION DOLLARS on July 29, 2008, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) from the date hereof on the unpaid balance thereof at the rate of 4.656% per annum, payable semiannually on January 29 and July 29 in each year, until the principal hereof shall have become due and payable, and (b) on any overdue payment of principal and any overdue payment of interest, payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand) at a rate per annum from time to time equal to 5.656%.

               Payments of principal and interest on this Note are to be made in lawful money of the United States of America at such place as shall have been designated by written notice to CFC from the registered holder of this Note as provided in the Note Purchase Agreement referred to below.

               This Note is one of a series of Notes issued pursuant to a Note Purchase Agreement dated as of July 28, 2005 (as from time to time amended, the "Note Purchase Agreement") between CFC and Farmer Mac and is entitled to the benefits thereof. This Note is also entitled to the benefits of the Pledge Agreement dated as of July 28, 2005, among CFC, Farmer Mac and the Collateral Agent named therein.

               This Note is a registered Note and, upon surrender of this Note for registration of transfer or exchange, accompanied by a written instrument of transfer duly executed by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, CFC may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and CFC will not be affected by any notice to the contrary.

               This Note may not be prepaid.

               If an Event of Default, as defined in the Note Purchase Agreement, occurs and is continuing, the principal of this Note may be declared due and payable in the manner, at the price and with the effect provided in the Note Purchase Agreement.

               This Note shall be construed and enforced in accordance with, and the rights of CFC and the holder hereof shall be governed by, the laws of the District of

Columbia, excluding choice-of-law principles of the law of the District of Columbia that would require the application of the laws of another jurisdiction.

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION,

by
/s/ Steven L. Lilly
Name: Steven L. Lilly
Title: Sr. Vice President & Chief Financial Officer